United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE
HELD ON JUNE 25, 2009.
On June 25, 2009, at 10:30 am, Messrs. Sérgio Ricardo Silva Rosa — Chairman, José Ricardo Sasseron, Jorge Luiz Pacheco, Sandro Kohler Marcondes and Eduardo Fernando Jardim Pinto, directors and Messrs. João Moisés de Oliveira, Hidehiro Takahashi, Wanderlei Viçoso Fagundes and Paulo Sérgio Moreira da Fonseca, alternates, met, ordinarily, at the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having, with the attandence of Messrs. Srs. Antonio José de Figueiredo Ferreira and Aníbal Moreira dos Santos, members of the Fiscal Council, uananimously resolved the following: “3.2.3 HIRING VALE’S EXTERNAL AUDITOR — 2009/2011 — The Board of Directors, based on the Fiscal Council’s recommendation, resolved to select PricewaterhouseCoopers to render professional services related to the audit of Vale and its subsidiaries’ financial statements, either in Brazil and abroad, as well as the certification of Vale’s internal controls (SOX §404), for the fiscal years of 2009 up to 2011.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, June 25, 2009.
Fábio Eduardo de Pieri Spina
Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2009	Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations